Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

December 23, 2015

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the "Trust"), on behalf of its series,
Marshfield Concentrated Opportunity Fund (the "Fund")
File Nos. 811-22680; 333-180308
Response to Staff's Comments on Form N-1A

Ladies and Gentlemen:

Ms. Allison White of the staff of the Securities and Exchange Commission (the "Commission") provided comments on November 4, 2015 on the Trust's Post-Effective Amendment No. 54, filed on October 13, 2015 (Accession No. 0001111830-15-000781).  Set forth below is a summary of the comments provided by the Commission staff and the Trust's response to each.

PROSPECTUS

Principal Investment Strategies

COMMENT 1:	The first sentence of the second paragraph of the Principal Investment Strategies on page 3 states: "The Adviser generally begins by developing a list of companies for consideration to purchase using its proprietary screening process." Clarify if this statement refers to the section below the paragraph, which describes the Adviser's screening process generally. Explain if this statement applies to all exchange-traded and over-the-counter securities, or a more-narrow universe of securities.

RESPONSE:	The sentence in question has been rewritten to read as follows:

"The Adviser generally begins by developing a list of U.S. exchange-trade and over-the-counter companies for consideration to purchase using its proprietary screening process as described below."

COMMENT 2:	The last bullet point describing the Adviser's screening process on page 4 states: "Continuous review of all Fund holdings with ongoing monitoring of the financial performance of each company in the portfolio as well as analysis of whether each holding is performing as the Adviser's conceptual case suggested." Please explain more fully how the Adviser selects portfolio holdings.

RESPONSE:	A new third bullet point has been added to this section and reads as follows:

"Selecting portfolio investments in companies that: (i) are trading at a substantial discount to the intrinsic value as determined by the Adviser and (ii) pass the Adviser's tests of corporate culture (the internal compass expressed by the company's attitude toward customer and shareholders), industry structure (attributes like competitive rivalry and the discipline to remain focused on maintaining and exploiting advantages) and management quality (integrity, courage and resolve)."

COMMENT 3:	The last bullet point in the paragraph describing when the Adviser may sell portfolio holdings on page 4 states: "A company's stock comprises too great a portion of the portfolio". Please disclose a percentage or threshold or what is "too great".

RESPONSE:	The last bullet point question has been rewritten and now reads as follows:

"The Adviser decides to readjust the size of the Fund's investment in a company's stock (e.g. a company's stock comprises too great a portion of the Fund, such as if the value of a company's stock exceeds 20% of the Fund's portfolio)."

COMMENT 4:	The second sentence in the second paragraph on page 4 states: "The Fund's portfolio will be concentrated and therefore may at times hold stocks in only a few companies." If the term "concentration" is intended to be that of the Investment Company Act of 1940 Section 8(b)(1)(E) provide a definition of "concentrated". If not, possibly use a different word such as "focused".

RESPONSE:	The sentence in question has been rewritten to read as follows:

"The Fund's portfolio will be focused and therefore may at times hold stocks in only a few companies."

Principal Risks

COMMENT 5:	The last sentence of the first paragraph on page 4 of the Principal Risks section states: "The principal risks of an investment in the Fund are generally described below." Please confirm that all principal risks are described or remove the word "generally".

RESPONSE:	The sentence in question has been rewritten and now reads as follows: "The principal risks of an investment in the Fund are described below."

COMMENT 6:	For the Principal Risks section starting on page 4, please provide the disclose required by Form N-1A Item 4(b)(1)(iii) if the Fund will be advised by or sold through an insured depositary institution.

RESPONSE:	The Fund is not advised by, and currently does not intend on selling its share through, an insured depositary institution.

COMMENT 7:	In the Industry and Sector Risk disclosure on page 5, the first sentence states in part: "The Fund may, at times, be more heavily invested in certain industries or sectors, which may cause the value of the Fund's shares to be especially sensitive to factors and economic conditions or risks that specifically affect those industries or sectors . . ." Please identify what industries and sectors the Fund may be heavily invested in, and identify these in the Principal Investment Strategy section. Also, please add risks specific to the industry and sector.

RESPONSE:	The Adviser does not intend to focus investment in any particular sector or industry. The second paragraph on page 4 has been rewritten and now reads as follows:

"The Fund may hold out-of-favor stocks rather than popular ones. The Fund's portfolio will be focused and therefore may at times hold stocks in only a few companies. While the Adviser does not intend to focus on any particular sector or industry in making investments for the Fund, at any given time the Fund may have a substantial investment in a particular sector or industry if the Adviser determines such investment to be the best available for the Fund. The Adviser is willing to hold cash and will buy stocks opportunistically when prices are attractive in the Adviser's estimation."

The Industry and Sector Risk disclosure has, therefore, not been changed.

COMMENT 8:	Beginning on page 7, please review guidance update 2014-08, Item 4 and Item 9 are similar.

RESPONSE:	The repetitive disclosures have been deleted from the Fund's Item 9 disclosure.

Investment Objective, Investment Strategies, and Related Risks

COMMENT 9:	The last sentence of the last paragraph on page 10, states: "The Fund may not be appropriate for investors who engage in short-term trading and/or other speculative strategies or styles." Please add a short explanation.

RESPONSE:	The following sentence has been added at the end of the paragraph:

"The Adviser purchases portfolio holdings with the intention of holding the investments for an extended period of time."

Fund Management

COMMENT 10:	The last sentence of the first paragraph on page 11, in The Investment Adviser section, states "The Adviser was organized in 1989 and also provides investment advisory services to individuals, pensions and profit-sharing plans, trusts, estates, charitable organizations, corporations or other business entities, and municipalities." Please describe if the Adviser has advised other mutual funds before. If not, please add as principal risk.

RESPONSE:	The following sentence has been added to the paragraph in question.

"Although the Adviser has experience advising clients with strategies similar to the Fund, it has not previously managed a mutual fund."

Please also note that the last sentence in "Management Style Risk", in Principal Risks states:

"Although the Adviser has investment management experience, the Adviser has no experience as an investment adviser to a mutual fund prior to the Fund's inception."

Historical Performance of the Adviser's Core Value Equity Strategy Accounts

COMMENT 11:	The first and second sentence of the first paragraph on page 12 states: "The Adviser began managing fee paying accounts using its U.S. Value Equity strategy on January 1, 2009. The performance table below provides a summary of the performance of all accounts (the "Accounts") with substantially similar investment objectives, policies, strategies and risks to those of the Fund for 1-, 5- and 10-year periods ended September 30, 2015, and compares the Accounts' performance during those periods against an appropriate broad-based securities market index, the Standard & Poor's 500 Index." Please replace "U.S" with "Core" to be consistent with the heading. Also, in the second sentence, please state that the accounts are advised by the Adviser. Furthermore, clarify if the performance should be 10-year or since-inception.

RESPONSE:	The sentences in question have been rewritten to read as follows:

"The Adviser began managing fee paying accounts using its Core Value Equity strategy on December 31, 1989. The performance table below provides a summary of the performance of all accounts (the "Accounts") advised by the Adviser with substantially similar investment objectives, policies, strategies and risks to those of the Fund for 1-, 5- and 10-year periods ended September 30, 2015, and compares the Accounts' performance during those periods against an appropriate broad-based securities market index, the Standard & Poor's 500 Index."

COMMENT 12:	Please confirm the Adviser maintains records relating to its investment advisory business, according to Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

RESPONSE:	The Trust confirms the Adviser has represented that it maintains records relating to its investment advisory business, according to Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

COMMENT 13:	The fourth and fifth sentences in the second paragraph on page 13 state: "The annual and since inception performance is net of [___]% management fees. The performance is net of all trading commissions, other fees and expenses." Please consider combining the two sentences.

RESPONSE:	The sentences in question have been rewritten and now read as follows:

"The annual performance is net of all actual fees and expenses."

How to Redeem Shares

COMMENT 14:	The last sentence in the first paragraph on page 20, in the Redemptions in Kind section, state "When you sell these securities, you will pay brokerage charges." Please add that the securities are subject to market risk until sold.

RESPONSE:	A new sentence has been added right before the last sentence in the paragraph in question and reads as follows:

"If the Fund redeems your shares in kind, you will bear the market risks associated with the securities paid as redemption proceeds until such securities are sold."

Customer Privacy Notice

COMMENT 15:	The bottom of page 22 under the Customer Privacy Notice section states "THIS IS NOT PART OF THE PROSPECTUS." This legend should be removed.

RESPONSE:	The legend has been removed.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Investments, Strategies and Risks

COMMENT 16:	In the Diversification section on page 3, consider stating affirmatively what a non-diversified company can do.

RESPONSE:	The following sentence has been added to the end of the first paragraph in this section:

"As a result of being a non-diversified fund, the Fund may invest a greater percentage of its assets in a particular issuer and hold securities in only a few issuers."

Investment Restrictions

COMMENT 17:	The second sentence of the first paragraph on page 13, under Non-Fundamental Restriction, states: "The Fund will not invest more than 25% of its total assets in a particular industry." It is unclear how this is consistent with Investment Company Act of 1940 Section 13(a)(3). Please clarify.

RESPONSE:	The sentence and disclosure in question has been moved under Fundamental Restrictions as a new paragraph number 7 and reads as follows:

'7.  Concentration. The Fund will not invest more than 50% of its total assets in a particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government (including its agencies and instrumentalities) or state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) or repurchase agreements with respect thereto, or investments in registered investment companies."

The reference to "Non-Fundamental Restrictions" has been removed.

Special Shareholder Services

COMMENT 18:	In the Regular Account section on page 15, there is no reference to "regular account" service in the prospectus. Please revise prospectus or remove from the SAI.

RESPONSE:	The Minimum Initial Investment sections of the prospectus have been revised to read as follows:

"The minimum initial investment for regular accounts in the Fund is $10,000; the minimum initial investment for an IRA or a gift to minors account is $1,000."

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•
Commission or staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary